NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

First Trust High Income Long/Short Fund

Name of person relying on exemption:

Dolphin Limited Partnership I, L.P.

Address of person relying on exemption:

c/o 1117 E Putnam Ave.

Riverside CT 06878

Written Material:

Dolphin Limited Partnership I, L.P. press release dated January 13, 2021 (disseminated on or about January 28, 2021)

Source: Dolphin Limited Partnership I, L.P.

January 13, 2021 11:52 ET

Dolphin Seeks FSD NAV Returned to Shareholders—Submits 2021 Binding Proposal to Terminate Investment Agreements

-13.9% FYE 2020 NAV Discount

-30% 10+ Year Market Underperformance

FSD’s Actions Adversarial to Shareholders

Greenwich, Conn., January 13, 2021--Dolphin Limited Partnership I, L.P. (“Dolphin”), a sizable multi-year First Trust High Income Long/Short Fund (NYSE Ticker Symbol: FSD) shareholder, today announced that it had sent FSD a binding proposal to terminate all Investment Advisory and Management Agreements as soon as legally permitted pursuant to section 15(a)(3) of the Investment Company Act of 1940 (the “Proposal”) for the 2021 Annual Shareholder’s Meeting (the “2021 Meeting”). Dolphin believes that a favorable vote would either cause a prompt and orderly liquidation with Net Asset Value (“NAV”) returned to shareholders (as has occurred with other closed-end funds) or a positive transaction/restructuring (subject to another favorable shareholder vote) to close the persistent NAV discount and promote sustainable attractive distributions based on earnings (net investment income−“NII”), rather than Return of Capital (“ROC”).1, 2 As of January 12, 2021, FSD’s per share NAV and market prices were $16.49 and $14.71, respectively.

FSD’S NII IMPLODED AND THE NAV DISCOUNT EXPLODED ROC per share was $0.00 for FY 2011 and $0.41 for FY 2020

	FYE 2011	FYE 2020	Percent Change
NII per share[12]	$1.47	$0.91	-38%
NAV premium/discount[11]	+2.25%	-13.9%	-718%

FSD SHAREHOLDERS CAN DO MUCH BETTER

-13.9% FYE 2020 NAV Discount[11]

- 278% 1-Year Market Underperformance*

-30% 10+ Years Average Annual Market Underperformance*

-$111.3 million accumulated distributable earnings loss*

5.5% pretax NII yield on NAV is not compelling[12]

Adversarial Board actions to shareholders

Trustees and Executive Officers held only 8,528 shares[5]

*Refers to FSD’s market performance vs. self-selected peer index in the October 31, 2020 table herein. 10+ Years refers to September 27, 2010, FSD’s inception.

While FSD has not disseminated its 2021 record and meeting dates, the rushed 2020 Annual Shareholder’s Meeting (the “2020 Meeting”) was held March 9th.4

NEARLY 52% DID NOT VOTE AT THE 2020 MEETING[3] SHAREHOLDERS SHOULD HAVE VOTING POWER OF THEIR SHARES

Dolphin believes its binding 2021 Proposal is compelling as: (i) FSD significantly underperformed for 1-year and 10+ years in rising and declining high yield markets; (ii) FSD is not properly structured; (iii) FSD’s temporary efforts to close the NAV discount failed; and (iv) Board actions have been adversarial to its shareholders.

DOLPHIN ADVOCATES TERMINATING ALL INVESTMENT AGREEMENTS—DOLPHIN BELIEVES THIS WOULD CAUSE A LIQUIDATION AND NAV RETURNED TO SHAREHOLDERS[1,2]

I.	-30% 10+ YEARS AVERAGE ANNUAL MARKET UNDERPERFORMANCE

●	1-year and 10+ year average annual market underperformance has significantly lagged.2a, 10

FYE October 31, 2020*

		Average Annual Total Return
FSD Performance:	1-Year	Inception (9/27/10)
NAV	1.53%	6.44%
Market Price	-4.35%	4.41%
FSD’s Self-Selected Index:
ICE BofA US High Yield Constrained Index	2.44%	6.31%

*October 31, 2020 FSD annual report. FSD’s Semi-Annual Report for the six-months ended April 30, 2020 (see pgs. 2 and 3) is reflected in Endnote 10.

●

Our Board knows you paid more in advisory fees than peers. The Board determined in its 2019 and 2020 reviews that FSD’s contract fee rate was above the median of contract advisory fee of peer funds provided by a consultant.2a, 2b In its FY 2020 annual report (pg. 36), the Board described the Advisor and Sub-Advisor performance as “satisfactory.[7]

●

Each “independent” Trustee received an average of $451,000 for FY 2019[6], yet FSD has materially underperformed for 10+ years. On December 31, 2019, FSD’s Trustees and Executive Officers beneficially held only 8,528 shares.[7], 13

AS OUR TRUSTEES ADVISE 27 OTHER FUNDS AND INVESTMENT PRODUCTS, IT’S NOT SURPRISING FSD’S MARKET PRICE UNDERPERFORMED -30% FOR 10+ YEARS[13]

II.	DOLPHIN BELIEVES FSD IS NOT PROPERLY STRUCTURED

●	FY 2011 $1.47 total distribution declined to $1.32 by FY 2020.

●	FY 2011 had 0% ROC while FY 2020 had 31% ($0.41) ROC.2c, 12

In Fact, FY 2011’s $1.47 NII declined -38% to $0.91 for FY 2020[12]

●	Dolphin believes the NAV discount would be substantially greater and share price substantially lower without the near $0.41 per share FY 2020 ROC.2c, 11, 12

●

FSD’s 1-Year -$1.28 NAV decline mostly reflects adverse performance. FSD’s FYE 2019 NAV per share declined from $16.94 to $15.66 on FYE 2020.[12] This occurred during declining rates across the yield curve.

●	As a perpetual fund with intermediate maturities, predominantly fixed coupon securities and “B” or above rated credits, FSD suffered from widening credit spreads.[10]

●

Shareholders can do much better. Particularly in today’s environment, Dolphin believes investors can get substantially more than a 5.5% pre-tax NII yield on $16.49 NAV2a (approximately $0.91 per share of FY 2020 NII2c).

●	If FSD liquidates and returns its NAV, shareholders can invest in 637 alternatives from the Morning Star Closed End Fund Universe.2c

●

On FYE 2020, FSD had an approximate $192 million margin debit balance (26.1% of $734 million total assets); $71 million was related to US Treasury and corporate notes sold short (4.1 year weighted average maturity with a $4.2 million loss as a result of interest rates declining). When short and intermediate interest rates decline precipitously, US Treasury and corporate note shorts generates a loss and credit spreads likely widen on fixed coupon high yield holdings. When the reverse occurs, credit spreads may tighten, but the discounted value of the holdings declines with higher rates.

●	Dolphin believes these adverse dynamics, security selection, and failure to effectively utilize FSD’s federal tax loss carry forwards caused -30% 10+ Year average annual market underperformance.

III.	FSD’S EFFORTS TO CLOSE THE PERSISTANT MARKET DISCOUNT FAILED

●

In September 2015, FSD initiated a share repurchase program expiring March 2016 and extended to the earlier of (i) the repurchase of 1,269,300 shares for an aggregate of 1,496,664 shares; or (ii) March 15, 2021.[9] During FY 2020, FSD repurchased 735,979 shares at an approximate -12% weighted average discount.

●

In January 2017, responding to a shareholder proposal, FSD implemented a 15% tender offer at 98% of NAV and raised monthly distribution for one year. After expiration of raised distributions, the NAV discount returned to approximately -13%.[8]

●	Starting August 2019, FSD raised its monthly share distribution from $0.105 to $0.11.

●	None of the Board’s actions permanently closed the NAV discount, costing you money.

IV.	BOARD ACTIONS HAVE BEEN ADVERSARIAL TO ITS SHAREHOLDERS

●

In response to Dolphin’s Proposal for the 2020 Meeting, FSD accelerated the record, mailing and meeting dates that had been consistent since fund inception[4] making it more difficult to communicate with fellow shareholders. FSD spent considerable shareholder funds opposing Dolphin’s Proposal.[5]

●	Ignoring mandatory disclosure obligations, FSD did not disclose the actual vote on the Proposal for nearly 6-months (September 1, 2020), and only in response to Dolphin’s written request.[3]

●	Before the 2019 Annual Shareholder’s Meeting, FSD made extraordinary effort and spent considerable funds to exclude a Dolphin non-binding proposal to implement a target term to close the NAV discount.

●	On September 18, 2020, Dolphin submitted its binding Proposal and supporting statement for the 2021 Meeting. FSD offered no corrections.

FSD’S RECENT CONTROL SHARE BYLAW FURTHER ENTRENCHES MANAGEMENT AND THE BOARD

●

On October 19, 2020, after receiving Dolphin’s Proposal, FSD amended its bylaws hindering shareholder trustee nominations, calling special meetings and installed a control share “bylaw”, prejudicing large shareholders and further entrenching management and the Board.

●

In July 2020, FSD’s outsourced portfolio manager/sub-advisor held an investor call to review the fund’s significant underperformance, but did not permit shareholder questions. This was just one more instance of the fund ignoring its shareholders.

●

Since 2018, Dolphin also advanced two private alternative transactions to transform the Fund and close its sizable NAV discount—greater than an average of -13%.[8] In February 2020, Dolphin’s private proposal to the Board (nine management members and counsel) included selling about $110 million of securities at material premiums to par with gains sheltered by sizable Federal capital loss carry forwards. In Dolphin’s view, FSD and its shareholder’s missed an opportunity by not doing so.

●

Dolphin’s September 2019 public Proposal coincided with the NAV discount closing to approximately -7.8% and when FSD filed its proxy statement containing Dolphin’s Proposal. When Dolphin did not prevail at the 2020 Meeting, the NAV discount returned to approximately -13%.[8]

DOLPHIN BELIEVES THERE IS ALSO OPPORTUNITY TO IMPLEMENT A 40%–50% TENDER OFFER NEAR NAV[14]

NEARLY 52% OF FSD’S SHARES DID NOT VOTE AT THE 2020 MEETING3

TERMINATION OF INVESTMENT ADVISORY AND MANAGEMENT AGREEMENTS REQUIRES A 50%+ VOTE OF ALL OUTSTANDING SHARES

OR 67% OF SHARES VOTING13

THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE A PROXY

WHICH CAN ONLY BE MADE WHEN AND IF THERE IS A PROXY STATEMENT AND VOTING CARD AVAILABLE

About Dolphin

Dolphin is a Delaware limited partnership formed in or about 1995. Dolphin entities have a history of working to generate value on behalf of all shareholders. Based on 33,642,356 shares outstanding as of October 31, 2020 (FYE 2020 Annual Report, pg. 21), Dolphin and other entities currently hold approximately $8 million of market value of FSD’s outstanding common shares.

Contact

Innisfree M&A Incorporated

212-750-5833

Cautionary Statement Regarding Forward-Looking Statements

The information herein may contain “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe objectives, plans or goals are forward-looking. Many of the facts contained herein are from FSD’s public financial documents; Dolphin makes its statements relying on such information that it believes to be accurate, but makes no representation. Investors are urged to consult with their own financial advisor. Forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding FSD and projections regarding the industry/sector in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

While Dolphin believes the information contained herein to be accurate and amply cited, Dolphin makes no representation as to accuracy or completeness. Each investor is encouraged to do their own review of publically available information.

——————————————————————

Endnotes (January 13, 2021):

1.

Dolphin believes that a favorable outcome of its Proposal would be liquidation of the Fund. However, there can be no assurances that the Board of Trustees (the “Board”) would pursue liquidation, rather the Board could seek to hire a new advisor or pursue an alternative transaction/structure, both believed to require a favorable shareholder vote.

2.

See Rule 14a-8 proposal by Matisse Discounted Closed-End Fund Strategy (“Matisse”) to The Asia Pacific Fund, May 2, 2018. At the 2017 annual meeting of The Asia Pacific Fund, stockholders supported a non-binding proposal to return NAV to stockholders through merger or liquidation. After the board of directors of The Asia Pacific Fund indicated it would submit a liquidation proposal to stockholders but recommend against the proposal, Matisse submitted its proposal to terminate all investment advisory and management agreements. After receipt of the binding Matisse proposal and communications with stockholders, The Asia Pacific Fund elected to voluntarily pursue an orderly liquidation. Western Asset Corporate Loan Fund (NYSE Ticker Symbol: TLI) and Western Asset Variable Rate Strategic Fund (NYSE Ticker Symbol: GFY) both failed to gather the requisite vote approving new management and sub-advisory agreements and, pursuant to favorable liquidation votes obtained, both did so in November 2020.

a.	Annual Report for FYE October 31, 2019 (pg. 6: “Given the rally in high yield assets, the Fund benefitted from additional exposure”).
b.	Annual Reports for FYE October 31, 2019 and 2020 (pgs. 38 and 36, respectively).
c.

The October 2020 form 19a-1 indicates $1.32 FY distributions of which near 31% ($0.41) was ROC; this is up from 2019 FY near $0.35 per share ROC. The footnote on FSD’s 2020 form 19a-1 indicates, “A ROC distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income”. The ICE BofA US High Yield Constrained Index (FSD’s self-selected benchmark), as of September 15, 2020, contained 1995 issues with a 6.33 year weighted average maturity, a 6.06 % weighted average coupon, a 5.91 weighted average YTM and B1 credit rating. As of same date, The Morning Star Closed End Fund Index had 637 alternative closed end funds.

3.

Required disclosure under Rule 30e-1(b). On March 9, 2020, FSD, by press release, indicated that nearly 20% of shareholders voting at the meeting supported Dolphin’s Proposal, but FSD improperly delayed reporting the actually vote, including the number of abstentions and broker non-votes. Dolphin informed FSD that it believed this impinged on the shareholder franchise, particularly if the new deadline for shareholder proposals on FSD’s Proxy is to be accelerated relative to prior years. On September 1, 2020, FSD initially made such disclosure: 3,269,469 shares voted for the Proposal; 12,952,779 voted against the Proposal; 332,892 shares abstained and there were 14,444,622 broker non-votes.

4.	FSD’s 2020 Proxy was filed and mailed approximately 8-9 weeks earlier than all years since inception.

5.

FSD’s Proxy, dated January 13, 2020 (pgs. 1 and 16) indicates approximately $110,200 would be spent for 2020 Proxy solicitation versus $3,845 (March 4, 2019 Proxy; pg. 1). The 2020 Proxy further indicates that only 8,528 shares of FSD were held by Trustees and Executive Officers.

6.

FSD incepted on September 27, 2010 and since participated in a unified Board structure (responsible for 27 other funds and investment products) with all Trustees apparently serving on the Board since inception (FSD Proxy, January 13, 2020; pg. 8).

7.

FSD’s October 31, 2020 Annual Report (pg. 29) states “...First Trust is entitled to a monthly fee calculated at an annual rate of 1% of the Fund’s “Managed Assets”, defined on pg. 24 of the same document as “...the average daily gross asset value of the Fund (which includes the principal amount of any borrowings), minus the sum of the Funds liabilities. On pg. 36, “The Board...noted that the contractual advisory fee rate payable by the Fund, based on average net assets, was above the median contractual advisory fee of the peer funds in the Expense Group.”

8.

Despite FSD’s prior efforts, the NAV discount returned to approximately -13% after expiration of the February 2017-February 2018 one-year raised distribution as part of a shareholders settlement. Month-end closing market discounts to NAV were: -12.8% March 2018; -12.5% April 2018; -13.3% May 2018; -12.9% June 2018; -14% July 2018; -12.1% August 2018; -13.6%. September 2018; -16.1% October 2018; -15.0% November 2018; -15.5% December 2018; -13.3% January 2019; -13.1% February 2019; -13.1% March 2019; -13.2% April 2019; -14.0% May 2019; -11.7% June 2019; -11.9% July 2019; -13.1 % August 2019; -10.9% September 2019; -8.6% October 2019; -8.6% November 2019; -8.6% December 2019; and -7.8% January 2020, when FSD filed its Proxy containing Dolphin’s Proposal.

9.

FSD’s FYE 2020 Annual Report states there were 33,642,356 shares outstanding (pg. 21) and “The Fund expects to continue to repurchase its outstanding shares until the earlier of (i) the repurchase of an additional 1,269,300 common shares (for an aggregate of 1,496,664); or (ii) March 15, 2021.”

10.	FSD’s Semi-Annual Report for the six-months ending April 30, 2020:

For the Six-Months Ended April 30, 2020*

			Average FY
			Total Returns
FSD Performance:	6 Mos.	1-Year	Inception (9/27/10)
NAV	-10.51%	-6.95%	5.40%
Market Price	-13.36%	-5.13%	3.57%
FSD’s Self-Selected Index:
ICE BofA US High Yield Constrained Index	-7.69%	-5.27%	5.50%

* As of FSD’s Semi-Annual Report for the six-months ended April 30, 2020 (see pgs. 2 and 3), 89.6% of long securities held were rated “B” or greater.

11.

FSD’s NAV discount has generally widened from FYE 2010’s +2.25% premium to FYE 2020’s -13.9% discount. Dolphin’s September 2019 public Proposal coincided with the NAV discount ultimately closing to approximately -7.8% and when FSD filed its Proxy statement containing Dolphin’s Proposal in January 2020.[8] FSD’s FYE October 31 premium/discount since September 27, 2010 (inception): 10/31/20: -13.86%; 10/31/19 -8.56%, coincides with Dolphin’s public proposal to terminate Investment Advisory and Management Agreements, 10/31/18: -16.05%; 10/31/17: -7.24% [in connection with the shareholders settlement of a 15% tender offer and a one-year raise distribution]; 10/31/16: -12.37%; 10/31/15: -13.43%; 10/31/14: -11.71%; 10/31/13: -10.24%; 10/31/12: -1.42%; 10/31/11: -6.68%; 10/31/10: +2.25%.

12.	See below chart:*

	FYE 10/31	NII	ROC	FY Distribution
	2010	$1.602	$0.00	$1.602
1	2011	$1.470	$0.00	$1.470
2	2012	$1.442	$0.1599	$1.602
3	2013	$1.3265	$0.0775	$1.404
4	2014	$1.315	$0.00	$1.315
5	2015	$1.260	$0.00	$1.260
6	2016	$1.065	$0.00	$1.065
7	2017	$1.082	$0.3386	$1.420
8	2018	$0.94832	$0.40218	$1.3505
9	2019	$0.92514	$0.34986	$1.2750
10	2020	$0.91225	$0.40775	$1.3200

*FSD incepted September 27, 2010; accordingly $0.1335 one-month October 31, 2010 distribution annualized is $1.602; see Endnote 8 where FSD increased its monthly distribution from February 2017 to February 2018 in connection with a shareholder settlement. 2011-2016 source: FSD Annual Reports. For FYEs October 31, 2018, 2019, 2020 source: 19a-1s. 2011 results are based on 35,989,830 weighted average shares outstanding (FYE shares were 36,056,159). The 2012 ROC is listed as “Net Realized Gain”. NII is derived from “Distributions to Shareholders from Net Investment Income.” FY 2017 figures are based on the weighted average number of shares outstanding as a result of the partial tender offer (July 13, 2017) in which 5,284,792 shares were purchased and 13,654 shares were separately purchased.

13.	2020 Proxy statement dated January 13, 2020 (pgs. 10 and 28).

14.

On December 22, 2020, Pioneer Floating Rate Trust (NYSE Ticker Symbol: PHD) implemented a 50% tender offer at 98.5% of NAV ($11.23) in connection with a shareholder settlement. Recent monthly distributions reflected more than 30% ROC.